UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

FORM 6-K

_______________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2007

Date of Report (Date of Earliest Event Reported)

_______________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

_______________________

FREE TRANSLATION

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 157

As authorized by the Regular Shareholders Meeting held April 17th of this year (the “Meeting”), the Board in its meeting held yesterday, resolved to distribute the following sums as interim dividend No. 157:

a)

$7.00 (seven pesos) per Series A share; and

b)

$7.7 (seven pesos and seven cents) per Series B share.

This dividend will be paid on account of income from the 2007 fiscal year and will be available to shareholders beginning July 26, 2007.  The Shareholders Registry will close on July 20, 2007 for payment of this dividend.

Santiago, June 27, 2007

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, June 28, 2007